October 23, 2018

Brian Farley
Executive Vice President and General Counsel
Allscripts Healthcare Solutions, Inc.
222 Merchandise Mart Plaza
Suite 2024
Chicago, IL 60654

       Re: Allscripts Healthcare Solutions, Inc.
           Form 10-K for the fiscal year ended December 31, 2017
           Filed February 26, 2018
           Form 10-Q for the quarterly period ended June 30, 2018
           Filed August 6, 2018
           File No. 001-35547

Dear Mr. Farley:

       We have reviewed your October 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
September 26, 2018 letter.

Form 10-Q for the quarterly period ended June 30, 2018

Notes to Consolidated Financial Statements (Unaudited)
Note 2. Revenue from Contracts with Customers
Performance Obligations, page 12

1. We note from your response to prior comment 1 that you sometimes use the residual approach to estimate the standalone selling price for sales of new products, services and acute software suite offerings. Please tell us how you met one of the criteria in ASC 606-
 Brian Farley
Allscripts Healthcare Solutions, Inc.
October 23, 2018
Page 2
         10-32-34(c), and to the extent material please provide a comprehensive discussion to support use of the residual approach for new products, services and acute software suite offerings. As part of your response, please quantify the amount of revenue recognized where the residual method is used.
Revenue Recognition, page 14

2. We note your response to prior comment 2 regarding separate presentation of product and service revenues under Rule 5-03(b) of Regulation S-X. It appears from your disclosures here and on page 13 that tangible products also include software licenses, including disks, which can be physically shipped or delivered electronically. If material, tell us why software license products should not be presented separately from services on the face of the income statement. In addition, clarify in your disclosure on page 15 whether the software delivery, support and maintenance "non-recurring revenue" line item are software licenses, and whether they are the same as the software licenses "point in time"
         in your comment response's proposed tabular presentation. Please advise or revise accordingly. As part of your response, please separately quantify the amount of revenues recognized related to software licenses, hardware, and services (SMA and SaaS), respectively.
      You may contact Brittany Ebbertt, Senior Staff Accountant, at 202-551-3572 or Craig
Wilson, Senior Assistant Chief Accountant, at 202-551-3226 if you have questions.



                                                              Sincerely,
FirstName LastNameBrian Farley
                                                              Division of
Corporation Finance
Comapany NameAllscripts Healthcare Solutions, Inc.
                                                              Office of
Information Technologies
October 23, 2018 Page 2                                       and Services
FirstName LastName